SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

 the Securities Exchange Act of 1934

Date of Announcement: 28 July 2017

BT Group plc

(Translation of registrant's name into English)

BT Group plc

 81 Newgate Street

 London

EC1A 7AJ

 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

  Yes              No ..X..

BT Group plc
Results for the first quarter to 30 June 2017
28 July 2017
BT Group plc (BT.L) today announced its results for the first quarter to 30 June 2017.

Key developments for the quarter
Strategic:
●
Consultation launched by Openreach on building the investment case for a large-scale FTTP network
●
Consumer and EE divisions will be brought together to drive converged products and accelerate transformation
●
Forthcoming spectrum auction will allow BT to bid for high frequency spectrum facilitating upgrades to 5G technology
●
Continued improvement in customer experience metrics, Group Customer Perception and Right First Time
●
BT won exclusive live rights for European elite rugby cup competitions for 2018/19 – 2021/22
Operational:
●
Restructuring programme on track. Plans announced to streamline our Italian business
●
Mobile postpaid net subscriber additions of 210,000, with churn remaining low at 1.1%
●
Openreach fibre connections remain high at 437,000, with fibre broadband now passing 26.8m UK households
●
Retail broadband net additions represent 53% market share, with fibre net additions of 170,000
●
Consumer revenue generating units per customer increased 4% to 2.00. Monthly mobile ARPU was £20.4, up 9%
Financial:
●
Settlement of warranty claims with Deutsche Telekom and Orange under EE acquisition agreement, arising from the previously reported issues in Italy, with specific item charge of £225m
●
Reported revenue up 1% and underlying1 revenue up 0.2% driven by our consumer facing businesses
●
Adjusted1 EBITDA decreased 2% due to increased pension costs, business rates, sport programme rights and our investment in customer experience
●
Net cash inflow from operating activities of £1,315m down £19m, and normalised free cash flow1 of £556m up £108m due to working capital phasing
●
Outlook maintained with share buyback of £200m in the quarter

Gavin Patterson, Chief Executive, commenting on the results, said
“BT has delivered an encouraging performance in the first quarter of the year. We’ve made good progress in our key areas of strategic focus: deliver great customer experience, invest for growth, and transform our costs. In particular, I’d highlight the growth achieved by our consumer facing businesses, helped by mobile.

“BT, with Openreach, is well placed to support the roll out of FTTP in the UK, and we’re consulting with Ofcom, Government and other communications providers to build the investment case to achieve this outcome.

“Our new Consumer business will operate our three distinct brands; BT, EE and Plusnet; to leverage our position as the largest and only fully converged player in the market, spanning fixed and mobile networks, consumer products and services as well as content.

“We will continue to simplify and streamline the business and rationalise our costs as demonstrated by our ongoing performance transformation programme. Our businesses are leaders in their core segments and as we drive the business forward I am confident in the outlook for our Company.”

	First quarter to 30 June 2017
	£m	Change
Reported measures
Revenue	5,837	1%
Profit before tax	418	(42)%
Basic earnings per share	2.9p	(51)%
Net cash inflow from operating activities	1,315	£(19)m

Adjusted measures
Change in underlying1 revenue excluding transit		0.2%
Adjusted1 EBITDA	1,785	(2)%
Change in underlying1 EBITDA		(2.5)%
Adjusted1 profit before tax	791	(1)%
Adjusted1 basic earnings per share	6.3p	(5)%
Normalised free cash flow1	556	£108m
Net debt1	8,810	£(762)m2

1 See Glossary on page 2
2 Revised, see note 1 to the condensed consolidated financial statements

This announcement contains inside information.

The person responsible for making this announcement is Dan Fitz, BT’s Company Secretary.

Group results for the first quarter to 30 June 2017
	First quarter to 30 June
	2017	2016	Change
	£m	£m	%
Revenue
- reported	5,837	5,775	1
- adjusted1	5,849	5,775	1
- change in underlying1 revenue excluding transit			0.2
EBITDA
- reported	1,467	1,785	(18)
- adjusted1	1,785	1,818	(2)
- change in underlying1 EBITDA			(2.5)
Operating profit
- reported	602	930	(35)
- adjusted1	920	963	(4)
Profit before tax
- reported	418	717	(42)
- adjusted1	791	802	(1)
Basic earnings per share
- reported	2.9p	5.9p	(51)
- adjusted1	6.3p	6.6p	(5)
Capital expenditure	835	777	7
Normalised free cash flow1	556	448	24
Net debt1	8,810	9,5722	£(762)m

Line of business results

	Adjusted1 revenue			Adjusted1 EBITDA			Normalised free cash flow1
First quarter to 30 June	2017	2016	Change	2017	2016	Change	2017	2016	Change
	£m	£m	%	£m	£m	%	£m	£m	%
Consumer	1,255	1,175	7	233	239	(3)	255	298	(14)
EE	1,291	1,243	4	335	281	19	166	187	(11)
Business and Public Sector	1,128	1,169	(4)	336	357	(6)	209	252	(17)
Global Services	1,244	1,250	-	73	119	(39)	(178)	(283)	37
Wholesale and Ventures	492	518	(5)	174	199	(13)	100	134	(25)
Openreach	1,267	1,252	1	614	632	(3)	303	235	29
Other	4	3	33	20	(9)	n/m	(299)	(375)	20
Intra-group items	(832)	(835)	-	-	-	-	-	-	-
Total	5,849	5,775	1	1,785	1,818	(2)	556	448	24
1 See Glossary
2 Revised, see note 1 to the condensed consolidated financial statements
n/m = not meaningful

Glossary of alternative performance measures

Adjusted	Before specific items
Free cash flow	Cash generated from operations (after capital expenditure) excluding pension deficit payments and after interest, tax and non-current asset investments
Net debt
Loans and other borrowings (both current and non-current), less current asset investments and cash and cash equivalents. Currency denominated balances within net debt are translated to Sterling at swapped rates where hedged

Normalised free cash flow	Free cash flow before specific items and the cash tax benefit of pension deficit payments
Specific items	Items that in management’s judgement need to be disclosed separately by virtue of their size, nature or incidence. Further information is provided in note 1 on page 21
Underlying	Excludes specific items, foreign exchange movements and the effect of acquisitions and disposals. Further information is provided in note 2 on page 21

Reconciliations to the most directly comparable IFRS measures are in Additional Information on page 21. Our commentary focuses on the trading results on an adjusted basis. Unless otherwise stated, revenue, operating costs, earnings before interest, tax, depreciation and amortisation (EBITDA), operating profit, profit before tax, net finance expense, earnings per share (EPS) and normalised free cash flow are measured before specific items. Further information is provided in note 1 on page 21.

    Paste the following link into your web browser, to view the associated PDF document.
    http://www.rns-pdf.londonstockexchange.com/rns/3997M_-2017-7-28.pdf

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc

(Registrant)

 By: /s/ Dan Fitz, Company Secretary

--------------------

Dan Fitz, Company Secretary.

Date 28 July 2017